SHACKSBURY HOLDINGS INC



ANNUAL REPORT

75 Meigs Rd
Vergennes, VT 05491
(802) 458 - 0530
www.shacksbury.com

This Annual Report is dated March 8, 2021.

BUSINESS

Shacksbury is a Vermont C-corp that manufactures hard cider and wine primarily for wholesale, with some direct to consumer sales via a tasting room and online shop. We sell to multiple states, however our largest markets are Vermont, New York, Texas, and California. Shacksbury is known for premium, innovative products and our target demographic skews younger and female.
In September 2020, Shacksbury acquired the Fairweather Cider brand, founded by John Staples. Fairweather is located in the great state of Texas, a state with 29 million people and great cider drinking weather. We are also thrilled about this opportunity.

Previous Offerings

Between 9/30/20 and 11/25/20, we sold 300,098 shares of non-voting common stock in exchange for $3.53 per share under Regulation Crowdfunding.

On April 3, 3030 the company sold $182,377.38 in convertible debt under Section 4(a)(2).

On June 24, 2019 the company sold $557,321.36 in common stock under Section 4(a)(2) totalling 250,522 shares of voting common stock at a price of $2.25 / share.

On January 24, 2018 the company sold $498,788.50 in common stock under Section 4(a)(2) totalling 249,620 shares of voting common stock at a price of $2.00 / share.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

Year ended December 31, 2019 compared to year ended December 31, 2018.

Revenue

Revenue for fiscal year 2019 was $2,845,568, a 53% increase over 2018. 2019 saw our relationships with national retailers deepen, particularly Trader Joes. We also moved to larger distribution in California and Texas.

We saw solid growth in our core products, but got a boost from new products like "Vermonter," (58% growth) and "Ping Pong," a special release collaboration with Modern Times Beer that sold nearly $300K. 2019 was also a year where we started to see a lot of traction with permanent draft lines in New York and Texas.

Our robust growth this year was constrained by product outages due to cash flow and difficulties with our contract packaging partner.

Cost of sales and Margins

Cost of sales in 2019 was $2,549,676, resulting in a gross margin of about 9%; flat from 2018. While we did see some economies of scale over 2018, those gains were erased by increased spending on cans. A brand refresh started in 2018 ran long and forced us to move cans we were previously screen printing for $0.15/can to shrinksleeved cans at $0.32/can.

Expenses

Expenses for 2019 were $706,040, up slightly from $640,585 in 2018. We continued tuning up our accounting, moving about $180K from expense accounts (labor, rent, keg expenses) to Overhead in COGS. These reductions were offset by raises, new hires (2 admin, 1 sales), and a 13% increase in non-wage sales and marketing expenses.

Historical results and cash flows

In 2018 and 2019 about 40% of our cash flow was used to cover operating losses and 60% was used in fit up and asset purchases.

As of July, 2020, we have a new production facility. This project, started in late 2019, required about $600K in debt. Assuming 2019 sales, the new facility would increase our gross margin by 10 points, as it replaces contract production we hired out for our core SKUs. As we approach full utilization of the facility, we anticipate 45-50% gross margins. Gains will be made primarily in utilization of our existing overhead, but also in bulk pricing for key ingredients and dry goods.

We will continue to invest in capital equipment as we grow, however we believe the bones of our current facility will allow for significant growth. We will also continue to need cash for new hires and increased selling and marketing expenses.

_____

Year ended December 31, 2020 compared to year ended December 31, 2019.

Revenue

Revenue for fiscal year 2020 was $2,215,389, a 22% decrease over 2019. The COVID shutdown had a major impact on our sales. From the months of March through May, Vermont was on lockdown, and we halted production. Additionally, with bars and restaurants at reduced capacity or completely shutdown, on-premise sales were adversely affected.

However, 2020 was also a year of product innovation and distribution expansion for us. We released 12-pack formats as COVID heightened volume-purchasing consumer behavior and launched a new line of low ABV canned cocktails called Lo-Ball. We also expanded our distribution network, adding distributors in Texas and Georgia.

Cost of sales and Margins

Cost of sales in 2020 was $2,000,400, resulting in a gross margin of about 10%, level to 2019 gross margin. This is due to COVID-reduced volume spread over the increased fixed costs of our new facility. We look forward to reversing this dynamic in 2021 as we hope to move more and more volume through our facility. In addition, 2020 saw an industry-wide can shortage. Although we have been able to secure a supply of cans, the cost of sourcing cans has increased precipitously during this time.

Expenses

Expenses for 2020 were $693,545, up slightly from $647,35 in 2019. This increase is largely due to several strategic hires in 2020, which expanded our production, sales, and marketing teams.

Historical results and cash flows

In July of 2020, we opened up our facility in Vergennes, Vermont. This project, started in late 2019, required about $435K in debt.

$150K of additional capital went towards leasehold improvements and equipment for our cellar and packaging.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $317,657. [*The Company intends to raise additional funds through an equity financing*.]

Debt

- Owed to: People's United Bank
  Amount owed: $216,846.00
  Interest rate: 5.25%

Maturity date: September 15, 2026
Material terms: There are no other material terms to this debt

- Owed to: Addison County Economic Development Corp
  Amount owed: $90,436.00
  Interest rate: 5%
  Maturity date: September 1, 2026
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest. Balloon payment due 9/1/2026 of approx. $36,786 (at 5%).

- Owed to: Addison County Economic Development Corp
  Amount owed: $55,220.00
  Interest rate: 5%
  Maturity date: July 1, 2027
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest.

- Owed to: Vermont Economic Development Authority
  Amount owed: $98,430.98
  Interest rate: 4.5%
  Maturity date: December 19, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority
  Amount owed: $110,082.22
  Interest rate: 5.63%
  Maturity date: March 6, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Addison County Economic Development Corp
  Amount owed: $50,000.00
  Interest rate: 5%
  Maturity date: June 1, 2025
  Material terms: Interest only until Dec. 01, 2020.

- Owed to: Landlord - Promissory Note
  Amount owed: $50,003.03
  Interest rate: 5%
  Maturity date: December 31, 2022
  Material terms: There are no other material terms to this debt

- Owed to: Landlord - Promissory Note
  Amount owed: $429,743.00
  Interest rate: 5.5%
  Maturity date: July 1, 2030
  Material terms: There are no other material terms to this debt

- Owed to: SBA - EIDL
  Amount owed: $130,700.00
  Interest rate: 3.75%
  Maturity date: May 27, 2050
  Material terms: There are no other material terms to this debt

- Owed to: PPP - VT504
  Amount owed: $110,332.00
  Interest rate: 1%
  Maturity date: April 13, 2025
  Material terms: We expect 75-100% of this to be forgiven under the June 5, 2020 legislation.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Colin Davis

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and President
  Dates of Service: January 1, 2013 - present
  Responsibilities: Colin handles most financial and legal matters. He also oversees purchasing, manufacturing, and creative. $80,000 / year salary. No equity compensation.
- **Position:** Board Member
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: David Dolginow

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Vice President
  Dates of Service: June 1, 2013 - present
  Responsibilities: David oversees all sales and distribution matters, as well as, HR and fundraising. $80,000 annual salary. No equity compensation.
- **Position:** Board Chair
  Dates of Service: June 1, 2013 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

Name: Elizabeth Tilton

Principal Occupation: Founder

Employer: Oyster Sunday

Dates of Service: Feb 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 1, 2017 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Other business experience in the past three years:

- **Employer:** Oyster Sunday
  Title: Founder
  Dates of Service: Feb 2019 - present
  Responsibilities: President / CEO
- **Employer:** W&P Design
  Title: Head of Brand
  Dates of Service: January 1, 2015 - February 1, 2019
  Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and

photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.

Name: Gregory Gatti

Principal Occupation: VP, Sales and Global Strategy

Employer: WhistlePig Whiskey

Dates of Service: Feb, 2019 - present

Hours worked at Principal Occupation: 40

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: Nov, 2020 - present
  Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

officer includes a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership	Percent of class

			acquirable	
Common Stock	Colin Davis, 128 Bates Rd, Shoreham, VT 05770	584,837 shares		15.36%
	David Dolginow, 640 Sheep Farm Rd, Weybridge, VT 05753	584,837 shares		15.36%

OUR SECURITIES

Our authorized capital stock consists of 7,000,000 authorized shares of common stock, which shares have one vote per share, and 2,400,000 shares of non voting common stock, which has no voting rights. Neither stock class has par value. As of December 31, 2020 there were a total of 3,558,316 shares issued and outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

[COMPANY NAME]

By   /s/
_____

Name   _Colin Davis___

Title: President

FINANCIAL STATEMENTS

Balance Sheet	FY 2019	FY 2020
Assets		
Bank Accounts	$50,864	$317,657
Accounts Receivable	$244,108	$260,099
Inventory	$397,943	$362,091
Other Current Assets	$2,864	$2,864
Total Current Assets	**$695,780**	**$942,711**
Accumulated Depreciation	-$256,270	-$357,420
Equipment	$476,670	$570,295
Buildings + Leasehold Improvements	$312,513	$269,595
Intangible Assets	$73,181	$73,181
Accumulated Amortization	-$31,212	-$31,212
Equity Investment	$0	$63,937
Other Assets	$2,650	$48,407
Total Non-Current Assets	**$577,532**	**$636,782**
Total Assets	**$1,273,312**	**$1,579,493**
Liabilities		
Accounts Payable	$702,232	$282,402
Other Current Liabilities	$116,930	$77,670
Total Current Liabilities	**$819,162**	**$360,072**
Debt	$649,732	$1,362,451
Total Non-Current Liabilities	**$649,732**	**$1,362,451**
Total Liabilities	**$1,468,894**	**$1,722,522**
Equity		
Equity	$2,209,215	$2,662,178

Retained Earnings	-$1,915,031	-$2,404,796
Net Income	-$489,766	-$400,410
Total Shareholder's Equity	**-$195,582**	**-$143,029**

P&L	FY 2019	FY 2020
Revenue	**$2,845,568**	**$2,215,389**
Excise Tax	$31,884	$0
Net Revenue	**$2,813,684**	**$2,215,389**
Consumables	$1,550,571	$962,274
Overhead	$907,571	$936,976
D&A	$91,535	$101,150
Total Cost of Goods Sold	**$2,549,676**	**$2,000,400**
Gross Profit	**$264,008**	**$214,990**
S&M	$282,968	$303,111
G&A	$389,932	$390,434
Bad Debt Allowance	$33,140	$0
Total Operating Expenses	**$706,040**	**$693,545**
Other Income	$0	$110,074
Interest	$45,398	$31,929
Tax Expense	$2,336	$0
Net Income	**-$489,766**	**-$400,410**

Statement of Cash Flows	FY 2019	FY 2020
Net Income	**-$489,766**	**-$400,410**
Accounts Receivable	$49,061	-$15,991
Inventory	-$127,740	$35,852
Equipment	-$76,515	-$93,625
Accounts Payable	$270,995	-$419,831
Other Operating Cash Flow	$18,849	$11,462
Operating Deposit	-$980	-$50,722

Operating Cash Flow	**-$356,096**	**-$933,263**
D&A	$91,535	$101,150
Leasehold Improvements	-$45,535	$42,918
Investment Deposit	$0	-$45,757
Equity Investment	$0	-$63,937
Investing Cash Flow	**$46,000**	**$34,374**
Proceeds from Debt Financing	$116,868	$662,719
Proceeds from Grant	$0	$50,000
Proceeds from Equity Financing	$194,761	$452,963
Financing Cash Flow	**$311,629**	**$1,165,682**
Cash Flow	**$1,533**	**$266,793**

CERTIFICATION

I, _Colin Davis, Principal Executive Officer of Shacksbury Holdings Inc, hereby certify that the financial statements of Shacksbury Holdings Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer